UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No.___)*

HUMACYTE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
44486Q103
(CUSIP Number)
August 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
PTC Trustees GY Limited as Trustee of The GYF Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ◻
(b) ◻
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIA-LLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares of Common Stock
	6	SHARED VOTING POWER
8,942,078 shares of Common Stock
	7	SOLE DISPOSITIVE POWER
0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER
8,942,078 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,942,078 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
(1)
Based upon 103,003,384 shares of the Issuer’s Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2021.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Gavril Abramovich Yushvaev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ◻
(b) ◻
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Russian and Israeli
NUMBER OF SHARES BENEFICIA-LLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares of Common Stock
	6	SHARED VOTING POWER
8,942,078 shares of Common Stock
	7	SOLE DISPOSITIVE POWER
0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER
8,942,078 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,942,078 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Based upon 103,003,384 shares of the Issuer’s Common Stock outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2021.

[The remainder of this page intentionally left blank.]

Item 1.                                   (a)            Name of Issuer:

Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare
Acquisition Corp. (the “Issuer”).

                              (b)     Address of Issuer’s Principal Executive Offices:

2525 East North Carolina Highway 54, Durham, NC 27713

Item 2.          (a)     Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) PTC Trustees GY Limited as Trustee of The GYF Trust a trust established under the laws of Cyprus, and (ii) Gavril Abramovich Yushvaev (sometimes collectively referred to as the “Reporting Persons”).  Gavril Abramovich Yushvaev is a Russian and Israeli citizen. PTC Trustees GY Limited is a Cyprus company.

(b)            Address of Principal Business Office or, if none, Residence:

The address of the business office of PTC Trustees GY Limited as Trustee of The GYF Trust is Anastasios Leventis 5, Leventis Gallery Tower, 8th Floor, 1097 Nicosia, Cyprus. The business address for Mr. Gavril Abramovich Yushvaev is c/o PTC Trustees GY Limited, Anastasios Leventis 5, Leventis Gallery Tower, 8th Floor, 1097 Nicosia, Cyprus.

(c)            Citizenship:

See Item 2(a) above.

(d)            Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)            CUSIP Number:

44486Q103

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Item 3.                          If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	◻	Broker or dealer registered under Section 15 of the Act;

(b)	◻	Bank as defined in Section 3(a) (6) of the Act;

(c)	◻	Insurance company as defined in Section 3(a) (19) of the Act;

(d)	◻	Investment company registered under Section 8 of the Investment Company Act;

(e)	◻	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	◻	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	◻	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	◻	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.       Ownership.

PTC Trustees GY Limited as Trustee of The GYF Trust is the owner of 8,942,078 shares of Common Stock. Mr. Gavril Abramovich Yushvaev has voting and dispositive power over the shares held by PTC Trustees GY Limited as Trustee of The GYF Trust and, accordingly, is deemed to beneficially own these 8,942,078 shares of Common Stock.

The following sets forth in tabular format the share ownership as to each of the Reporting Persons:

(a)            Amount beneficially owned:

8,942,078 shares of Common Stock

(b)            Percent of class:

8.7%

(c)            Number of shares as to which the person has:

(i)              Sole power to vote or to direct the vote:

0 shares of Common Stock

(ii)              Shared power to vote or to direct the vote:

8,942,078 shares of Common Stock

(iii)              Sole power to dispose or to direct the disposition of:

0 shares of Common Stock

(iv)              Shared power to dispose or to direct the disposition of:

8,942,078 shares of Common Stock

The percentage ownership was calculated based upon 103,003,384 shares of the Issuer’s Common Stock outstanding as of August 26, 2021, as reported in the Form 8-K filed with the SEC on August 27, 2021.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 08, 2021

PTC TRUSTEES GY LIMITED AS TRUSTEE OF THE GYF TRUST

By:            \s\ Svetlana Colta
Name:  Svetlana Colta
Title:    Director

By:            \s\ Stella Kammitsi
Name:  Stella Kammitsi
Title:    Director

\s\ Gavril Abramovich Yushvaev
Gavril Abramovich Yushvaev